Exhibit 99(a)(5)(H)

This press release does not constitute an offer to purchase securities. The Offers described below may not be commenced in the United States or extended to U.S. persons in the absence of the filing of a Schedule TO by CITLOI S.A.S. and a Schedule 14D-9 by ILOG S.A.. CITLOI S.A.S. and ILOG S.A. intend to make such filings in the United States at such time as the Autorité des Marchés Financiers has declared the Offer open in France.

FILING OF A PUBLIC TENDER OFFER

for the

SHARES AND WARRANTS ISSUED BY

Initiated By

CITLOI

An indirect wholly owned subsidiary of

PRESENTED BY

Presenting Bank and Guarantor	Presenting Bank

Terms of the Offer:
10 euros per share with any dividend for the financial year ended 30 June 2008 attached
0.50 euro per 2003 Warrant n°1
0.50 euro per 2003 Warrant n°2
0.65 euro per 2004 Warrant
0.50 euro per 2005 Warrant
0.83 euro per 2006 Warrant
1.93 euro per 2007 Warrant
Offer period:  25 stock exchange trading days

This press release, which relates to the filing by CITLOI of a public tender offer for the securities issued by ILOG with the French stock market authority (Autorité des Marchés Financiers) (the "AMF") on August 26, 2008, is published in accordance with article 231-16 of the AMF General Regulations.

The Offer and the draft Offer document remain subject to review by the AMF

This press release and the draft offer document are available on the website of the AMF (www.amf-france.org) and on the website of IBM (www.ibm.com) and may be contained free of charge from:
NATIXIS 30, avenue Pierre Mendès France 75013 Paris - France	UBS Securities France S.A. 65, rue de Courcelles 75008 Paris - France

PRESENTATION OF THE TENDER OFFER

The Offer

Pursuant to chapter III of part II, and more particularly articles 232-1 et seq., of the AMF General Regulations, CITLOI, a société par actions simplifiée organized under French law with a share capital of 37,000 euros, registered with the Companies and Commercial Registry of Nanterre under number 507 645 612, having its registered office at Tour Descartes - La Défense 5, 2, avenue Gambetta, 92066 Paris La Défense Cedex (“CITLOI” or the “Bidder”), a direct wholly owned subsidiary of IBM International Group BV, a company organized under Dutch law with a share capital of 100,000 euros having its registered office at Johan Huizingalaan 765, 1066 VH Amsterdam, which is in turn a directly and indirectly wholly-owned subsidiary of International Business Machines Corporation, a New York corporation having its registered office located at New Orchard Road, Armonk, New York 10504, USA (“IBM”), offers to acquire from the holders of shares and securities giving rights to the share capital of or voting rights in ILOG S.A., a société anonyme organized under French law with a share capital of 19,208,848 euros, registered with the Companies and Commercial Registry of Créteil under number 340 852 458, having its registered office at 9 rue de Verdun 94250 Gentilly (“ILOG” or the “Company”), under the terms and conditions described below ( the “Offer”):

·
any and all of the shares issued by the Company that are traded on Eurolist by Euronext™ (Compartment B) market under the code FR0004042364, symbol ILO, whether existing or to be issued upon exercise of Warrants (as such term is defined below) or stock options, namely, to Bidder’s knowledge, a maximum number of 23,109,853 shares (19,208,848 issued shares + 3,647,005 shares which could be issued upon exercise of stock options + 254,000 shares which could be issued upon exercise of Warrants, as this term is defined below) (Source : ILOG); and

·	any and all Warrants (as this term is defined below) as of 26 August 2008, namely, to Bidder’s knowledge, 254,000 Warrants.

Certain shares of the Company have been granted free of charge (the “Free Shares”). If applicable, the Free Shares which have been definitively attributed but which are not transferable before the closing of the Offer or the reopened Offer are not included in the Offer.

However, any Free Shares which, in the course of their acquisition period, are definitively attributed and become transferable earlier than expected pursuant to articles L. 225-197-1 et seq. of the French Commercial Code (by reason of death or incapacitation of a beneficiary), may be tendered to the Offer.

All of the ILOG shares, including the Free Shares which, in the course of their acquisition period are definitively attributed and become transferable earlier than expected pursuant to articles L. 225-197-1 et seq. of the French Commercial Code (by reason of death or incapacitation of a beneficiary), are referred to in the singular as a “Share” or in the plural as the “Shares”. All of the ILOG warrants are referred to in the singular as a “Warrant” or in the plural as “Warrants”. Each Share and Warrant is referred to in the singular as a “Security” or in the plural as the “Securities”.

Other than the Shares, the stock options, the Warrants and the Free Shares referred to above, there are, to Bidder’s knowledge, no other rights, equity securities or any other financial instruments giving present or future access to the share capital or voting rights of the Company.

NATIXIS (“NATIXIS”) and UBS Securities France S.A. (“UBS”), in their capacity as presenting banks for the Offer, filed the proposed Offer and the draft Offer document with the AMF on behalf of Bidder on 26 August 2008. Only NATIXIS guarantees, in accordance with the provisions of article 231-13 of the AMF General Regulations, the content and irrevocability of the undertakings of Bidder in connection with the Offer. The Offer shall be made under the standard procedure in accordance with the provisions of articles 232-1 et seq. of the AMF General Regulations.

A separate offer is being made in the United States, on terms substantially similar to those of the Offer1, to all holders of American Depositary Shares (referred to in the singular as an “ADS” or in the plural as “ADSs”) and all holders of other Securities residing in the United States (the “US Offer”, and together with the Offer, the “Offers”).

Memorandum of Understanding

IBM and ILOG entered into an agreement on 27 July 2008 (the “Memorandum of Understanding”), under the terms of which they agreed that IBM (or an affiliate of IBM) would file two tender offers, one in France and the other in the United States, with a view to acquiring all the Securities of the Company subject to the fulfillment of the following conditions precedent:

upon receipt of the report, including a fairness opinion, of the independent expert appointed in accordance with the provisions of articles 261-1 et seq. of the AMF General Regulations, the Board of Directors of the Company shall have unanimously (a) confirmed that the acquisition of the Company by IBM through the Offers is in the best interests of the Company, its employees, shareholders and other securityholders; (b) recommended its shareholders and other securityholders to tender their securities to the Offers; (c) decided to modify the terms and conditions of the Warrants, to allow the holders to tender such Warrants to the Offers; and (d) authorized the CEO to tender the treasury shares into the Offers, and each member of the Target Board shall have declared that he will tender his Shares and Warrants into the Offers.

The Company undertook to modify the terms of all stock options so that they will all be exercisable on the date of opening of the Offer. IBM undertook to offer payments to holders of out of the money stock options or of rights to allotment of Free Shares, in consideration for the waiver of their rights.

Furthermore, the Memorandum of Understanding further provides an exclusivity undertaking in favor of IBM and the Company and IBM have undertaken to cooperate to achieve a successful outcome for the Offers.

The Company has undertaken to tender in the Offers all the treasury shares it holds which are not earmarked for the satisfaction of legal and contractual requirements, if IBM so requires.

It has been agreed that the Company shall pay to IBM a break fee in an amount of 4 million euros, representing approximately 2% of the Offers’ total consideration, to compensate IBM for its costs and its management time if:

-	ILOG’s board either does not recommend the Offers on or prior to 15 September 2008, or withdraws or modifies its recommendation and/or recommends an offer from a third party; or

-	the Offer is withdrawn pursuant to article 232-11 of the AMF Regulation.

Further Information

A summary in French of the Memorandum of Understanding is available on the website of the Company (www.ilog.fr). This summary is also included in the offer response document filed by the Company with the AMF.

A full version of the Memorandum of Understanding has been filed with the SEC as an exhibit to ILOG’s Report of Foreign Private Issuer on Form 6-K.

After signing of the Memorandum of Understanding on 27 July 2008, IBM and ILOG issued on 28 July 2008 a joint press release, which is available in English on IBM’s website (www.ibm.com).

_______________________
1 It is specified that the price offered for the Shares and Warrants tendered in the US Offer will be equal to the price offered in the Offer and the price offered for the ADSs will be an amount in US dollars equal to the price offered in the Offer for the Shares, such amount to be determined by using the U.S. dollar spot against the euro exchange rate on the date on which funds are received by the receiving agent, or its custodian in France.

Reasons for the Offer and intentions of Bidder

Reasons for the Offer

When completed, the acquisition of ILOG is expected to strengthen IBM’s Business Process Management (BPM) and Service Oriented Architecture (SOA) positions by providing customers a full set of rule management technologies for complete information and application lifecycle management across a comprehensive platform including IBM’s leading WebSphere application development and management platform.

Competitive environment

IBM expects that it will be able to extend the reach of ILOG products and better compete in the software sector. The combination of ILOG and IBM presents an opportunity for ILOG to leverage the worldwide reach of IBM and will allow cross-selling opportunities to established IBM and ILOG customers as well as to reach new customers with the expanded portfolio of solutions.

Intentions of Bidder

Strategy and industrial policy

IBM intends to integrate ILOG into the Application and Integration Middleware unit in its Software Group. The strategic direction of ILOG will be to continue to offer leading solutions in all of ILOG’s business lines, as well as to take advantage of the combined customer base of IBM and ILOG.

Following the acquisition it is expected that ILOG will benefit from:

·	access to new accounts by working with IBM’s world-wide Sales and Marketing Team;

·	access to skilled resources through IBM Global Services Delivery Team;

·	expansion of global reach by leveraging IBM’s international presence in 170 countries;

·	world class partner organization and enablement through IBM PartnerWorld and SOA Partner Programs.

ILOG’s corporate bodies and senior management

If the Offers are successful, IBM intends to propose an IBM chosen slate of board members. IBM has made employment retention offers to all ILOG senior managers and the majority have accepted.

Intentions concerning employment

The Offer is made pursuant to an industrial strategy of continuing the operations and development of ILOG.

When it acquires companies, IBM’s typical objective is to retain nearly all of the sales force and product development teams. There are always some employees who depart when a public company joins with another public company, over the first year or two of operations. As is the case for any acquisition of this magnitude, IBM intends to work with ILOG to review all functional areas and processes and integrate them into IBM. This will likely result in an initial increase in headcount in areas such as product line management, development and sales.

Over the longer term, some opportunities for reductions in headcount in areas such as general and administrative, marketing and product line management and development may arise through natural synergies. If there are reductions, they would likely be spread across multiple countries. Should this situation occur, IBM and ILOG would work on the available options. IBM would intend to achieve such reductions by moving people to other positions within IBM, voluntary attrition and retirement.

Prospects for merger and restructuring

The strategic direction of ILOG will be to continue to offer leading solutions in all of ILOG’s business lines, as well as to take advantage of the combined customer base of IBM and ILOG. IBM intends to integrate ILOG into the Application and Integration Middleware unit in its Software Group and reserves the right, further to a review following the acquisition, to proceed with any merger of ILOG with any company or companies of IBM’s group in order to either facilitate the integration of ILOG into IBM or simplify the legal structure of the IBM group. Such reorganisation or restructuring may be implemented at any time following the successful completion of the Offer and is not subject to obtaining a certain percentage of the share capital and voting rights in ILOG or the implementation of a squeeze-out of the remaining shares of ILOG. In the event of the acquisition of all shares and securities giving rights to the share capital or voting rights in ILOG, IBM intends to merge ILOG into IBM or a wholly-owned subsidiary or subsidiaries of IBM in 2009.

Squeeze-out - De-listing

Pursuant to articles 237-14 et seq. of the AMF General Regulations, Bidder reserves the right, within a period of three months after the closing of the Offer, to request the AMF to implement a squeeze-out of the Shares and Warrants that have not been tendered in the Offer by minority shareholders of the Company and holders of Warrants if such Shares and Warrants represent no more than 5% of the share capital or voting rights, either outstanding or issuable upon exercise of said Warrants, subject to compensation being paid to such holders of the Shares and Warrants.

Bidder also reserves the right, assuming it were at any time to hold, directly or indirectly, at least 95% of the voting rights attaching to Shares, and where a squeeze-out would not have been implemented under the conditions described above, to file with the AMF a draft minority buy-out offer followed by, assuming it holds at least 95% of the shares of the Company, a squeeze-out of the Shares and Warrants that are not held directly or indirectly by Bidder. In such case, the squeeze-out shall be subject to the control of the AMF, which shall decide whether the squeeze-out complies with, in particular, the valuation of the Securities of the Company submitted by Bidder, and the report of the independent expert appointed in accordance with the provisions of article 261-1 II of the AMF General Regulations.

In case it is not able to implement a squeeze-out after the closing of the Offer, Bidder reserves the right to request Euronext Paris to delist from the Eurolist by Euronext™ market.

It should be noted that Euronext Paris can only accept such a request if the liquidity of the Shares is greatly reduced following the closing of the Offer, in such a way that delisting would be in the interest of the market.

Bidder reserves the right to delist the ADS from NASDAQ, whether or not the Shares have been delisted from the Eurolist by Euronext™ market.

Dividend, indebtedness and capital policies of ILOG

Bidder envisages that ILOG’s existing policy of making no dividend payments will continue. Bidder reserves the right to review ILOG’s dividend, indebtedness and capital policies after completion of the Offer in accordance with applicable law and ILOG’s memorandum and articles of association.

Advantages of the transaction for both companies and their shareholders

The combination of IBM and ILOG is expected to benefit both companies and their shareholders. Together, IBM and ILOG will offer leading software and services to address a broader set of customers needs across a broad range of solutions including Service Oriented Architecture (SOA), Business Process Management, Transaction Processing, Business Optimization, Business Rules Management Systems, Mathematical Optimization, Visualization and Supply Chain Management.

After IBM has acquired ILOG, IBM will have available capabilities from ILOG for Business Rule Management Systems, Optimization, Visualization, and Supply Chain Application assets which will expand its ability to provide advanced decision systems to line of business (LOB) and information technology (IT). The ILOG Optimization and Visualization product lines offer significant capabilities that are embedded by many major independent software vendors (ISVs) as well as in a broad set of customer developed applications.The combination of ILOG and IBM presents an opportunity for ILOG to leverage the worldwide reach of IBM, allowing cross-selling opportunities to established IBM and ILOG customers, as well as to reach new customers with the expanded portfolio of solutions. Through the Offer, ILOG’s shareholders will have the opportunity to enjoy immediate liquidity and realize a premium of 37% compared to the closing share price of Friday, July 25, 2008 and a premium of 56% compared to ILOG’s one month average of closing share prices prior to July 28, 2008.

Agreements that could have an influence on the assessment of the Offer or its outcome

Memorandum of Understanding and Undertakings to tender

Memorandum of Understanding

IBM and ILOG entered into a Memorandum of Understanding dated 27 July 2008, the material terms of which are described above.

Undertakings to tender

By a contract dated 27 July 2008, INRIA-Transfert undertook to tender in the Offer all of the Shares it holds directly, or indirectly through the companies or entities it controls, in the share capital of ILOG, namely a total of 1,237,750 Shares, representing around 6.4 % of the existing share capital of the Company, for a consideration equal to 10 euros, and subject to the prior authorization of the Board of Directors of the Institut National de l’Informatique et de l’Automatique (INRIA).

By a contract dated 27 July 2008, SAP undertook to tender in the Offer all of the Shares it holds directly, or indirectly through the companies or entities it controls, in the share capital of ILOG, namely a total of 685,064 Shares, representing around 3.6% of the share capital of the Company.

The Supervisory Board of FCPE ILOG Actionnariat met on July 31, 2008 and decided to tender in the Offer all of the Shares it holds in the share capital of ILOG for a consideration equal to 10 euros per Share. As of 30 June 2008, FCPE ILOG held 474,216 Shares, representing around 2.5% of the share capital of the Company.

Such undertakings shall be null and void, should a competing offer be filed by a third party and declared compliant by the AMF.

Each member of the Board of Directors of ILOG has declared that he will tender his Shares and Warrants to the Offers.

Other Agreements

As of 26 August 2008, retention agreements have been entered into by some of the most important executives of ILOG. Subject to the successful completion of the Offer, such agreements provide for additional compensation in the event that such executives serve a period of continuous employment with ILOG or its successors and subject to achievement of some milestones.

It is possible that several other employees of ILOG will enter into retention arrangements which are subject to the successful completion in the Offers.

TERMS AND CONDITIONS OF THE OFFER

Securities targeted by the Offer

IBM and Bidder have not, directly or indirectly, acting alone or in concert, acquired over the last twelve months, and as of 26 August 2008 do not hold, directly or indirectly, acting alone or in concert, any Securities.

In accordance with article 231-6 of the AMF General Regulations, the Offer is made for all of the Securities, being :

·
any and all of the Shares issued by the Company that are traded on the Eurolist by Euronext™ (Compartment B) market under the code FR0004042364, symbol ILO, whether existing or to be issued upon exercise of the Warrants or stock options, namely, to Bidder’s knowledge as of June 30, 2008, a maximum number of 23,109,853 Shares (19,208,848 issued Shares + 3,647,005 shares which could be issued upon exercise of stock options + 254,000 shares which could be issued upon exercise of Warrants) (Source: ILOG); and

·
any and all of the Warrants issued by ILOG on 16 December 2003 with an exercise price of 10.45 euros (the “2003 Warrants n°1”), the Warrants issued by ILOG on 16 December 2003 with an exercise price of 10.99 euros (the “2003 Warrants n°2”), the Warrants issued by ILOG on 30 November 2004 (the “2004 Warrants”), the Warrants issued by ILOG on 29 November 2005 (the “2005 Warrants”), the Warrants issued by ILOG on 30 November 2006 (the “2006 Warrants”), and the Warrants issued by ILOG on 29 November 2007 (the “2007 Warrants”), namely to Bidder’s knowledge, a maximum number of 254,000 Warrants.

The CEO of ILOG was authorized by the Board of Directors on 25 August 2008 to tender the treasury shares in the Offer. However, 82,889 Shares are subject to a liquidity agreement ILOG has entered into with Oddo Corporate Finance. Accordingly, only 739,909 treasury shares could be tendered in the Offer. (Source: ILOG)

A total of 23,026,964 shares (19,208,848 issued shares + 3,647,005 shares which could be issued upon exercise of stock options + 254,000 shares which could be issued upon exercise of Warrants - 82,889 non-transferable treasury shares) are available to be tendered in the Offer.

If applicable, the Free Shares which have been definitively attributed but which are not transferable before the closing of the Offer or the reopened Offer are not included in the Offer.

However, Free Shares which, in the course of their acquisition period, are definitively attributed and become transferable earlier than expected pursuant to articles L. 225-197-1 et seq. of the French Commercial Code (by reason of the death or incapacitation of a beneficiary), may be tendered in the Offer.

Terms of the Offer

Pursuant to articles 232-1 et seq. of the AMF General Regulations and subject to the terms and conditions described in the draft offer document, Bidder irrevocably offers, during an offer period, the closing date of which shall be set by the AMF in accordance with its General Regulations, to acquire:

·	the Shares tendered in it in connection with the Offer, at a price of 10 euros per Share (the “Price per Share”);

·	the 2003 Warrants n°1 tendered in it in connection with the Offer, at a price of 0.50 euro per 2003 Warrant n°1 (the “Price per 2003 Warrant n°1”);

·	the 2003 Warrants n°2 tendered in it in connection with the Offer, at a price of 0.50 euro per 2003 Warrant n°2 (the “Price per 2003 Warrant n°2”);

·	the 2004 Warrants tendered in it in connection with the Offer, at a price of 0.65 euro per 2004 Warrant (the “Price per 2004 Warrant”);

·	the 2005 Warrants tendered in it in connection with the Offer, at a price of 0.50 euro per 2005 Warrant (the “Price per 2005 Warrant”);

·	the 2006 Warrants tendered in it in connection with the Offer, at a price of 0.83 euro per 2006 Warrant (the “Price per 2006 Warrant”);

·	the 2007 Warrants tendered in it in connection with the Offer, at a price of 1.93 euro per 2007 Warrant (the “Price per 2007 Warrant”).

Beneficiaries of Stock options, Warrants and Free Shares

Stock options

The Board of Directors of the Company, before the opening of the Offer, modified the terms and conditions of all stock option plans with the effect that (i) all the stock options shall be exercisable as of the date of the opening of the Offer until seven (7) trading days prior to the closing of any reopened Offer pursuant to article 232-4 of the AMF General Regulation; and (ii) thereafter, any stock options outstanding held by any person (other than a person whose only interest, present or potential, in the share capital of Target just before the modification referred to above was stock options vested and in the money based on the price per Share) shall expire and shall not be exercisable.

Regarding the stock options out of the money, if the Offers are successful, each beneficiary of stock options with an exercise price superior to EUR 9.50 that have not been exercised by seven  trading days prior to the closing of any reopened Offer pursuant to article 232-4 of the AMF General Regulation (the “Stock Options Out of the Money”) shall be offered by ILOG a payment in cash equal to EUR 0.5 per Stock Option Out of the Money in consideration for the immediate and irrevocable waiver of their rights in connection with all such options.

Free Shares

If the Offers are successful, the beneficiaries of rights of allotment of Free Shares will be offered by the Company a payment in cash equal to EUR 10 per Free Share within three (3) months following the publication by the AMF of the definitive results of the Offer (after its reopening pursuant to article 232-4 of the AMF General Regulations) in consideration for immediate and irrevocable waiver of all their rights in connection with such Free Shares.

Warrants

ILOG has confirmed to Bidder that the terms and conditions of the Warrants would be modified so that their holders can tender them in the Offer.

Provided that they are exercised in time, the Warrants holders may tender in the Offer the Shares resulting from the exercise of such Warrants.

Authorization of the French Minister in charge of the Economy

As at the date of the draft offer document and pursuant to the provisions of article 231-32 of the AMF General Regulations, the opening of the Offer is subject to the prior authorization of the French Minister in charge of the Economy being obtained in accordance with article L. 151-3 of the French Monetary and Financial Code relating to foreign investments made in France.

The Company, which operates in the IT services sector, has entered into several contracts with ministries or certain public sector entities, whose activities fall within the scope of the activities listed in article R. 153-2 of the French Monetary and Financial Code. Investments in such activities by a legal entity whose registered office is not located in any of the member states of the European Economic Area must receive prior authorization. This applies to the indirect investment of IBM, a corporation organized under the laws of New York, in ILOG.

A request for authorization was filed with the French Minister in charge of the Economy on 6 August 2008. The Offer may not be opened without confirmation from the French Minister in charge of the Economy that the investment resulting from the contemplated transaction does not require authorization or, if the Minister considers that it does require such authorization, without first obtaining the express or deemed authorization of the Minister.

In accordance with article R. 153-8 of the French Monetary and Financial Code, the French Minister in charge of the Economy must issue its decision within a period of two months as from the date of receipt of the complete request for authorization, failing which the authorization is deemed to have been granted.

The shareholders of the Company will be informed of the granting of the authorization and opening of the Offer by a press release published by Bidder and by a notice issued by the AMF.

Conditions to the Offer

Threshold condition

In accordance with the provisions of article 231-9 of the AMF General Regulations, Bidder will only proceed with the Offers if Bidder has the right to hold Shares representing, at the date of the closing of the Offer, at least 66.67% of the share capital and voting rights of the Company on a fully-diluted basis (the “Threshold Condition”).

For the purposes of the calculation of this 66.67% threshold, the following will be taken into consideration:

·
as numerator, the sum of (i) treasury Shares not required to satisfy, before the closing of the French Offer, rights under stock option plans, Free Share allotment plans, or the liquidity agreement which ILOG entered into with Oddo Corporate Finance, and (ii) the total number of Shares validly tendered in the Offer and the U.S. Offer (including the Shares represented by ADSs) and the total number of Shares to be issued upon exercise of the Warrants validly tendered in the Offer, as of the date of the closing of the Offer and prior to its reopening; and

·
as denominator, the sum of (i) the total number of outstanding Shares on the date of the closing of the Offer, including the Shares represented by ADSs and treasury Shares and (ii) the maximum number of Shares to be issued upon the exercise of all stock options and Warrants, whether or not exercisable, as of the date of the closing of the Offer and prior to its reopening.

In accordance with articles 232-6 and 232-7 of the AMF General Regulations, Bidder reserves the right to waive the Threshold Condition by filing a draft improved offer no later than five trading days prior to the date of the closing of the Offer.

Whether or not the Threshold Condition is met will not be indicated to Bidder or the holders of Securities before the provisional results of the Offer are published. If the Threshold Condition is not met, the Offer will not proceed and the Shares and the Warrants tendered in the Offer will be returned to their owners without any interest or compensation of any kind being payable.

Anti-trust clearance

Since the transaction is below the EU merger control thresholds but reportable under local merger control rules in at least three countries in the EU, the transaction is eligible to a single review at EU level pursuant to Article 4(5) of the European Union Council Regulation (EEC) No.139/2004. On 21 August, 2008, IBM submitted to the European Commission a reasoned submission (Form RS) to the effect of starting the EU notification process. IBM expects to submit a formal notification (Form CO) by mid September. EU Phase I clearance process would then normally expire end of October.

On 5 August 2008, IBM filed notification and report forms with the US anti-trust authorities. On 6 August 2008, ILOG filed notification and report forms with the US anti-trust authorities. On 15 August 2008, the US anti-trust authorities granted early termination of the waiting period in respect of the U.S. Filing.

ASSESSMENT OF THE OFFER PRICE FOR THE SECURITIES

ILOG shareholders will receive €10.00 in cash for each ILOG Share tendered in the Offer.

Summary Assessment of the Price per Share

	Price (€)	Implied Premium (%)
Share Price as of 25 July-08	7.30	37
12-month highest	9.54	5
12-month lowest	9.54	99
Trading pricing (based on average closing price)[1]
1-month average	6.43	56
3-month average	6.02	66
6-month average	6.12	63
12-month average	7.15	40
Trading pricing (based on volume weighted average closing price)[1]
1-month average	6.66	50
3-month average	6.03	66
6-month average	6.13	63
12-month average	7.33	36

	Implied ILOG share price based on:		Offer Price Premium to ILOG implied share price based on:
	Mean	Median	Mean	Median
Comparable Companies
EV/Revenue	12.47/12.21	14.29/14.33	(20)/(18)	(30)/(30)
EV/EBITDA	4.74/5.59	4.41/4.74	111/79	127/111
P/E	1.54/4.34	1.45/3.44	549/131	590/191
Precedent Transactions
EV/Revenue	14.90/14.98	13.91/15.39	(33)/(33)	(28)/(35)
EV/EBITDA	6.13/5.99	6.05/5.64	63/67	65/77
Eq/ Value/Net Income	2.62/5.61	2.76/5.14	281/78	262/95
Precedent Transactions Premium
1 Day	9.35	8.89	7	12
1 Week	8.90	8.47	12	18
1 Month	8.71	8.59	15	16
Source: FactSet as of 25 July-08 Note: 1 Rounded to nearest cent for the purposes of presentation

Assessment of the Offer price for Warrants

The Warrants are not listed and can only be sold prior to their maturity date in the Offer and in the subsequent Offer. The Warrants targeted by the Offer were granted to members of the Board of Directors (and former members of the Technical Advisory Board).

In the money warrants

158,000 of these warrants are exercisable based on the current Offer price.

The terms of the Offer made for ILOG warrants are identical to the terms of the Offer made for the underlying Company Shares after deduction of the exercise price as if Warrants holders elected to convert the Warrants and tender the underlying shares instead of the Warrants.

Consequently, the valuation of the Offer for the Warrants is consistent with the valuation of the Offer for Company shares. The table below supplies details about the different prices offered for those warrants.

Date of grant by ILOG Board	Number of warrant issued	Outstanding warrants	Maturity	Exercise price (€)	Subscription price (€)	Offer Price (€)
30-Nov-04	56,000	46,000	30-Nov-09	9.35	0.49	0.65
30-Nov-06	64,000	64,000	30-Nov-11	9.17	0.48	0.83
29-Nov-07	64,000	48,000	29-Nov-12	8.07	0.43	1.93
Total	184,000	158,000

Out of the money warrants

96,000 warrants are considered “Out of the money” based on current Offer price.

The price for those warrants is equal to €0.5, as detailed below.

Date of grant by ILOG Board	Number of warrant issued	Outstanding warrants	Maturity	Exercise price (€)	Subscription price (€)	Offer Price (€)
16-Dec-03	56,000	32,000	16-Dec-08	10.45	0.55	0.50
16-Dec-03	20,000	16,000	16-Dec-08	10.99	0.01	0.50
29-Nov-05	56,000	48,000	29-Nov-11	12.37	0.65	0.50
Total	132,000	96,000

The last board allocation of warrants was done on 29 November 2007 at a price of €0.43 per warrant. These warrants had a 5 years maturity and were attributed “at the money” (strike price of €8.07 vs. last closing stock price prior to the decision of €8.00).

The out of the money warrants’ price is the same as the one proposed to ILOG’s employees for their out of the money options.

For information purposes, the theoretical value of warrants can be calculated with a Black and Scholes model with the following assumptions:

-       €10.0 spot price (Offer price);

-	An interest rate based on the EURIBOR swap rate curve as of July 25, 2008 and linked to the maturity of the warrant;

-	No distributed dividends;

-
A volatility ranging between 20-45%. ILOG’s 260 days volatility stood at 35.5% as at 25 July 2008 whilst the annualised 130 days volatility stood at 40.2%. The 260 days and 130 days annualised volatilities have evolved between 23.6% – 35.5% and 21.7% – 41.1% respectively over the last 12 months.

In addition to of the intrinsic limitations of the Black and Scholes model, this theoretical valuation is limited by the following factors:

-	Applicability and quantum of a possible liquidity discount due to the fact that the warrants are neither traded nor transferable;

-	Probability of a squeeze out affecting the effective maturity of longer dated warrants

-	Impact of the present offer on ILOG’s volatility

The tables below summarises the outcomes of the Black and Scholes model,

Grant Date		16-Dec-2003	16-Dec-2003	29-Nov-2005
Assumptions
Strike (€)		10.45	10.99	12.37
Maturity		16-Dec-08	16-Dec-08	29-Nov-10
Spot (€)		10.0	10.0	10.0
Risk free rate (%)		5.16	5.16	5.04

Value (€)
Volatility
	20%	0.39	0.22	0.84
	25%	0.51	0.33	1.14
	30%	0.64	0.45	1.45
	35%	0.76	0.57	1.75
	40%	0.88	0.69	2.06
	45%	1.01	0.81	2.36

FORWARD-LOOKING STATEMENTS

The Offers are not being made nor will any tender of Shares or Warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the Offers or the acceptance of any tender of Shares or Warrants therein would not be made in compliance with laws of such jurisdiction.

This press release contains forward-looking statements. These statements are not guarantees of future performance and are subject to inherent risks and uncertainties including with respect to the factors that may affect the completion of the acquisition. Forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may”, “will”, “expects”, “believes”, “anticipates”, “plans”, “intends”, “estimates”, “projects”, “forecasts”, “seeks”, “could”, “should”, or the negative of such terms, and other variations on such terms or comparable terminology.

Forward-looking statements include, but are not limited to, statements about the expected future business of ILOG resulting from and following the Offers and the successful completion of the transaction. These statements reflect IBM’s and ILOG’s managements’ current expectations, based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control. Actual results could differ materially from those expressed or implied in such forward-looking statements. Any such forward-looking statements speak only as of the date on which they are made and IBM and ILOG shall be under no obligation to (and expressly disclaims any such obligation to) update or alter such forward-looking statements whether as a result of a new information, future events or otherwise, except to the extent legally required.

Additional Information

The Offers, which have not yet commenced, will be made for the outstanding Shares and Warrants of ILOG. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Shares or Warrants. The solicitation and the offer to buy the Shares and Warrants will be made only pursuant to an offer to purchase and related materials that IBM and its subsidiary intend to file with the AMF (in particular the Note d’Information) and the U.S. Securities and Exchange (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the note d’information to be filed by IBM and the Schedule 14D-9 and the note en réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org) or with the SEC from the SEC’s website (www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (www.ibm.com), and at ILOG’s web site (www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.